UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO SHAREHOLDERS

DELIBERATION OF INTEREST ON OWN CAPITAL

Telefônica Brasil S.A. – (“Company”) announces to its shareholders that the Board of Directors, at its meeting held on December 17, 2015, deliberated, ad referendum of the General Shareholders’ Meeting, the credit of Interest on Own Capital (“IOC”), related to the fiscal year of 2015, in accordance with article 28 of the Company’s Bylaws, article 9 of the Law 9,249/95 and CVM´s Instruction nº 683/2012, in the gross amount of R$ 302,925,000.00 (three hundred and two million, nine hundred and twenty-five thousand reais), subject to withholding tax of 15%, resulting in a net amount of R$ 257,486,250.00 (two hundred and fifty-seven million, four hundred and eighty-six thousand, two hundred and fifty reais), based on the net profit shown in the balance sheet of November 30, 2015. The estimated value per share is described in the table below:

Amount per share (R$)	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (Net value)
Common shares	0.16823296997	0.02523494549	0.14299802448
Preferred shares (*)	0.18505626697	0.02775844004	0.15729782693

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the article 28 of the Company’s Bylaws, such Interest on Own Capital will be charged to the mandatory minimum dividend for the fiscal year of 2015, ad referendum of the General Shareholders’ Meeting.

The credit of Interest on Own Capital will be made on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of the day, on December 30, 2015, including. After this date the shares will be considered as “ex-Interest on Own Capital”. The payment of these proceeds will be carried out before the end of the fiscal year of 2016, in a date to be defined by the Company’s Board.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until January 08, 2016 to the “Departamento de Ações e Custódia” of Banco Bradesco S.A., the depositary bank, located at Cidade de Deus, Amarelo Velho Building, subsoil – Vila Yara – Zip code: 06029-900 – Osasco – SP.

Note: Values of Interest on Capital per common and preferred share may suffer future adjustments until December 30, 2015, due to possible acquisitions of shares within the Program for the Buyback of Shares to be held in treasury for subsequent sale and/or cancellation, according to Material Fact of December 09, 2015.

São Paulo, December 17, 2015.

Alberto Manuel Horcajo Aguirre Investor Relations Officer Telefônica Brasil – Investor Relations Tel: +55 11 3430-3687 Email: ir.br@telefonica.com Information available at: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 17, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director